Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2007 compared to the six-month period ended June 30, 2006

1.1 Date

This “Management’s Discussion And Analysis” should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes of the Company included in this Quarterly Report, and with the audited Consolidated Financial Statements and Notes, included in the Company’s Annual Report for the year ended December 31, 2006.

The following sets out management’s discussion and analysis of our financial position and results of operations for the six months ended June, 2007 and 2006.

All financial information is reported in U.S. dollars unless otherwise noted.

1.2 Overview

Dynamotive Energy Systems Corporation (the “Company” and or “Dynamotive”) is commercializing a biomass-to-liquid fuel conversion using a process known as “Fast Pyrolysis” which uses biomass or biomass waste feedstocks to produce BioOil as a fuel and char. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels in certain applications to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and other industrial applications. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and competes with other renewable energy sources such as wind, hydro and solar. One significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural weather fluctuations.

Dynamotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels (other than ethanol and biodiesel), in competition with other pyrolysis technologies, and other biomass to energy applications. The Company’s fast pyrolysis process converts raw biomass or biomass wastes into three fuel types: Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with virtually no emissions or waste by-products. The principal by-product, char, has commercial applications.

The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of Dynamotive Canada Corporation. In October 1995, the shareholders approved a change of name to Dynamotive Technologies Corporation and in June 2001, the shareholders approved a change of name to the Company’s current name.

As at June 30, 2007, the Company had five wholly-owned subsidiaries Dynamotive Canada Inc., federally incorporated under the laws of Canada in 2000; Dynamotive Corporation, incorporated under the laws of Rhode Island, U.S.A in 1990.; Dynamotive USA Inc. incorporated under the laws of Delaware, U.S.A. in 2006; Dynamotive Latinoamericana S.A., incorporated under the laws of Buenos Aires, Argentina in 2006; First Resources Corporation, incorporated under the laws of British Columbia,

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2007 compared to the six-month period ended June 30, 2006

Canada in 2006. In addition, the Company maintains an 80% ownership interest in Dynamotive Europe Limited, formally known as Dynamotive Technologies (UK) Ltd, incorporated in the United Kingdom in 1996 and owns a 99.98% interest in the West Lorne BioOil Co-Generation LP, formed under the laws of Ontario, Canada in 2003. Dynamotive Canada Inc. acts as the General Partner of the Limited Partnership, which operates the West Lorne BioOil and electricity generation plant.

The Company also holds a 51% interest of Dynamotive Biomass Resource Corporation, incorporated in Canada in 2006, which the Company has determined to be a variable interest entity.

In this report, unless the context otherwise requires, the terms the "Company" and "Dynamotive" refer to Dynamotive Energy Systems Corporation and its subsidiaries. The Company is currently listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB.

The principal executive office of the Company is Suite 230 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 604-267-6000).

1.3 Selected Annual Information

All financial information is reported in U.S. dollars unless otherwise noted. Our audited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

	As at December	As at December	As at December
	31, 2006	31, 2005	31, 2004
(US Dollars)	$	$	$
Results of operations:
Revenue	—	—	—
Loss from operations	(14,319,641)	(11,822,274)	(9,917,889)
Loss from continuing operations	(14,252,382)	(11,997,344)	(9,916,215)
Net loss	(14,252,382)	(11,997,344)	(9,916,215)
Net loss per share	(0.09)	(0.11)	(0.12)
Net loss from continuing operation per share	(0.09)	(0.11)	(0.12)

Financial position at year-end:
Total assets	38,093,699	16,962,573	13,198,698

Total liabilities	6,958,287	8,670,165	8,911,500

Non-controlling interest	1,354,923	—	—

Shareholder’s equity	29,780,489	8,292,408	4,287,198

Deficit	(73,099,779)	(58,847,397)	(46,850,053)

Common shares issued	171,765,776	123,211,875	93,129,798

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2007 compared to the six-month period ended June 30, 2006

1.4 Results of Operations

During the second quarter ended June 30, 2007, the Company recorded a net loss of $3,502,236, while the net loss for the same quarter in 2006 amounted to $3,755,849. During the first six months of 2007, the Company recorded a net loss of $6,741,332, while the net loss for the same period in 2006 amounted to $7,053,743. The decrease in operating loss was primarily attributable to (i) a decrease in stock-based compensation expense; (ii) a decrease in research and development expenses; (iii) a decrease in interest expense; (iv) a decrease in marketing and business development related expenses; and (v) a decrease in foreign exchange loss.

The basic and diluted loss per common share for the second quarter was $0.02 per share same as the same quarter in 2006. The basic and diluted loss per common share the first six months of 2007 decreased to $0.04 compared to $0.05 for the same period in 2006. The basic and diluted loss per share for the current periods was lower because of the decrease in operating loss and the increase in the weighted average number of Common Shares outstanding. The weighted average number of Common Shares for the quarter increased to 185,378,751 shares for the quarter ended June 30, 2007 from 151,402,079 for the quarter ended June 30, 2006. The weighted average number of Common Shares increased to 181,511,983 shares for the six month period ended June 30, 2007 from 141,707,917 for the six month period ended June 30, 2006.

Marketing and business development expenses for the second quarter of 2007 decreased to $348,524 from $357,041 for the same period in 2006. Marketing and business development expenses for the first six months of 2007 decreased to $694,752 from $929,639 for the same period in 2006. These decreases were due to decreases in business development activities and participation in a major environmental conferences during the period.

For the second quarters of 2007 and 2006 the Company had expended on a quarterly basis $616,927 and $1,105,336 respectively, on research and development. In the second quarter 2007, the Company also offset product sales of $481 (2006 - $50,314) against research and development expenses, which are considered incidental sales of BioOil until such time as the Company’s plant has reached commercial production levels. For the first six months in 2007 and 2006 the Company had expended $1,523,324 and $2,427,303 respectively, on research and development. These amounts were net of $13,157 (2006 -$115,522) of product sales. Of these research & development expenditures, $nil and $235,909 respectively, were sponsored by government funding. The remainder of the respective expenditures in the six month period were Company sponsored. These decreases were due to reduced activity in engineering development of the commercial scale plant and other product development activities.

General and administrative expenses in the second quarter of 2007 increased to $2,576,956 from $1,947,055 for the same quarter in 2006. General and administrative expenses in the first six months of 2007 increased to $4,670,695 from $3,497,973 for the same period in 2006. The increase in 2007 was mainly due to increased activity in the general and administrative area and management of the Company’s development activities related to its initial 200 TPD plant, partially offset by a decrease in non-cash compensation.

Amortization and depreciation expenses increased slightly to $34,374 in the second quarter of 2007 from $32,090 in the same quarter in 2006. Depreciation and amortization expenses increased to $64,580 in the first six months of 2007 from $55,600 in the same period in 2006.

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2007 compared to the six-month period ended June 30, 2006

Interest expenses decreased in the second quarter to $2,606 from $153,051 in the same quarter in 2006. Interest expenses decreased in the first six months of 2007 to $2,659 from $422,353 in the same period in 2006. The interest expenses incurred in 2006 were due mainly to the accretion of the debt discount related to the short-term convertible loans and expenses incurred on the conversion of one of these loans.

Interest and other income decreased to $36,116 in the second quarter of 2007 compared to $134,765 in the same quarter in 2006. Interest and other income decreased to $115,350 in the first six months of 2007 from $174,813 in the same period in 2006. The decrease in 2007 was due mainly to the decrease of interest income from investments in short-term money market deposits.

Currency exchange loss in the second quarter amounted to $54,322 compared to the loss $346,355 in the same quarter in 2006. Currency exchange loss in the first six months of 2007 amounted to $37,679 compared to the loss $247,119 in the same period in 2006. These non-cash changes were due to the depreciation of the US dollar. For further explanation on foreign exchange accounting practice, please refers to Note 2 to the unaudited interim financial statements for the quarter.

1.5 Summary of Quarterly Results (Unaudited)

The following table provides summary financial data for the last eight quarters:

		Three months ended
	Jun 30	Mar 31	Dec 31	Sep 30
	2007	2007	2006	2006
(US Dollars)	$	$	$	$
Revenue	—	—	—	—

Net loss from continuing operations	(3,502,236)	(3,239,097)	(4,111,675)	(3,086,964)
Net loss per share	(0.02)	(0.02)	(0.02)	(0.02)

Net loss	(3,502,236)	(3,239,097)	(4,111,675)	(3,086,964)
Net loss per share	(0.02)	(0.02)	(0.02)	(0.02)

Weighted average common shares
outstanding in the period	185,378,751	177,602,251	168,463,261	162,278,171

	Jun 30	Mar 31	Dec 31	Sep 30
	2006	2006	2005	2005
	$	$	$	$
Revenue	—	—	—	—

Net loss from continuing operations	(3,755,849)	(3,297,894)	(5,078,230)	(2,924,073)
Net loss per share	(0.02)	(0.03)	(0.04)	(0.03)

Net loss	(3,755,849)	(3,297,894)	(5,078,230)	(2,924,073)
Net loss per share	(0.02)	(0.03)	(0.04)	(0.03)

Weighted average common shares
outstanding in the period	151,402,079	131,906,042	118,686,979	109,672,315

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2007 compared to the six-month period ended June 30, 2006

1.6 Liquidity

During the second quarter ended June 30, 2007, the Company generated cash from financing activities of $4,399,504, and used cash in operating activities and investing activities of $688,221 and $6,717,324, respectively. During the first six months ended June 30, 2007, the Company generated cash from financing activities of $10,347,615, and used cash in operating activities and investing activities of $3,010,212 and $15,377,912, respectively.

The Principal sources of liquidity during second quarter ended June 30, 2007 were (i) $3,149,866 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and the exercise of Common Share options and warrants for cash, (ii) $500,000 increase in joint-venture deposit received; (iii) $353,017 increase in long term loan; and (iv) $396,621 decrease in government grants receivable. Principal sources of liquidity during the six months ended June 30, 2007 were (i) $9,095,471 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and the exercise of Common Share options and warrants for cash, (ii) $500,000 increase in joint-venture deposit received; (iii) $353,017 increase in long term loan; and (iv) $396,621 decrease in government grants receivable.

For the quarter ended June 30, 2006 the principal sources of liquidity were (i) $7,520,531 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares; (ii) $3,362,448 in deposits for Common Shares to be issued in the remainder of 2006 pursuant to private placement offerings commenced in second quarter 2004 and second quarter 2006; (iii) $261,583 decrease in government grants receivable; partially offset by (iv) $50,000 decrease in deferred revenue; and (v) $830,013 repayment of long term loan. Principal sources of liquidity during the six months ended June 30, 2006 were (i) $20,345,039 in net proceeds from private placement offerings of the Company’s Common Shares; (ii) $3,353,139 in deposits for Common Shares to be issued in the remainder of 2006 pursuant to private placement offerings commenced in second quarter 2004 and second quarter 2006; (iii) $500,000 increase in joint-venture deposit received; (iv) $350,000 increase in deferred revenue; partially offset by (v) $851,226 increase in government grants receivable; and (vi) $830,013 repayment of long term loan.

Overall change in cash position during the second quarter of 2007 was a decrease in cash of $2,887,533 as compared to an increase of $5,019,881 during the same quarter in 2006. Overall change in cash position during the first six months of 2007 was a decrease in cash of $7,846,973 as compared to an increase in cash of $15,289,034 during the same period in 2006. Overall cash flows decreased during the first six months of 2007 due to significantly decreased financing activities and increased in the acquisition of capital assets (Guelph plant).

The net amount of cash used in operating activities in the second quarter of 2007 decreased to $688,221 from cash used of $4,680,263 in the second quarter of 2006. Cash used in operating activities in the second quarter 2007 consisted of a net loss from operations for the second quarter 2007 of $3,502,236 and non-controlling interest of $94,876 that were offset by (i) non-cash equity compensation expenses of $711,293, (ii) depreciation and amortization of non-cash items in the sum of $34,374, (iii) a net change in non-cash working capital balances related to operations of $2,108,902, and (iv) translation loss of $54,322. Cash used in operating activities in the second quarter 2006 consisted of a net loss from operations for the second quarter 2006 of $3,755,849 and a net change in non-cash working capital balances related to operations of $2,571,868 that were partially offset by (i) non-cash equity compensation expenses of $1,217,082, (ii) depreciation and amortization of non-cash items in the sum of $32,090, (iii) interest-accretion on convertible loan and long term debt of $51,927, and (iv) translation loss of $346,355.

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2007 compared to the six-month period ended June 30, 2006

Financing activities during the second quarter 2007 generated a net increase in cash of $4,399,504, primarily from the Company’s private placements of Common Shares. Financing activities during the second quarter 2006 generated a net increase in cash of $10,264,549, primarily from the Company’s private placements of Common Shares.

Financing activities during the first six months of 2007 generated a net increase in cash of $10,347,615, primarily from the Company’s private placements of Common Shares. Financing activities during the first six months of 2006 generated a net increase in cash of $22,866,939, primarily from the increase in Company’s private placements of common shares.

Investing activities in the second quarter 2007 resulted in use of cash, in the amount of $6,717,324. This amount was incurred in the acquisition of capital assets of $5,858,324 and increase of long term deferred assets of $859,000. Investing activities in the second quarter 2006 resulted in use of cash, net of grants and disposal, in the amount of $545,609 including $539,010 incurred in the acquisition of capital assets and $6,599 expended on patents.

Investing activities in the first six months of 2007 resulted in use of cash, in the amount of $15,377,912. This amount was incurred in the acquisition of capital assets of $14,518,912 and increase of long term deferred assets of $859,000. Investing activities in the first six months of 2006 resulted in use of cash, net of grants and disposal, in the amount of $1,538,494. Of this amount, $1,701,073 was incurred in the acquisition of capital assets, $10,234 was expended on patents, that were partially offset by a $172,813 decrease in restricted cash.

1.7 Capital Resources

As at June 30, 2007, the Company had working capital deficiency of $6,010,875, has an accumulated deficit of $79,841,111 and has incurred a net loss of $6,741,332 for the six months period ended June 30, 2007.

In the quarter ended June 30, 2007, Dynamotive had no commercial revenue from its core BioOil operations. Sales revenue going forward is uncertain and the Company is therefore dependent on its financing activities to fund its operations. The proceeds from the recent equity financing, together with Technology Partnerships Canada (“TPC”) funding receivable, will be applied to finance the Company’s ongoing research and development and commercial demonstration activities and to support its efforts to obtain the award of customer contracts. Dynamotive will be required to raise sufficient additional funds to finance its commercialization strategy. The raising of additional finance to fund operations is subject to uncertainty. There is no assurance that such financing will be available on commercially reasonable terms, if at all. Dynamotive’s operations are subject to all of the risks inherent in the establishment of a new business enterprise and in particular Dynamotive will require significant additional financing in the future to develop and market its technology to its full potential.

In addition to contemplated equity offerings during 2007, the Company has been able to draw significantly from government grant and loan facilities, including the Government of Canada’s TPC program both for expenditures made in 2005 and technical and project related expenditures in 2006. The Company’s agreement with Technology Partnerships Canada pertains to maximum funding of US$7.7 million (C$8.235 million), of which $7.0 million (C$ 7.4 million) has been received as of June 30, 2007 and $0.7 million is included in government grants receivable.

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2007 compared to the six-month period ended June 30, 2006

During the first quarter of 2007, the Company raised subscription funds of $2.5 million relating to the private placement commenced during the first quarter of 2007 at subscription prices ranging from $1.085 to $1.10 per share. 2.28 million shares and 570,064 Common Share Purchase Warrants were issued as a result of this funding.

During the second quarter of 2007, the Company raised subscription funds of $1.6 million relating to the private placement commenced during the first quarter of 2007 at subscription prices ranging from $1.02 to $1.10 per share. 1.5 million shares and 260,500 Common Share Purchase Warrants were issued as a result of this funding.

With the current cash on hand, anticipated cash flow from product sales and the potential to secure equity and debt financing, the Company anticipates that it will have sufficient cash resources and available financing to satisfy its cash requirements for the next 12 months. The Company expects to require additional funding for the commercial expansion of its technologies through the year 2007 and beyond. Given market conditions and other factors, there can be no guarantee that the Company will be successful in securing additional finance. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products or research and development programs. The outcome of these matters cannot be predicted at this time. The Company’s future operations are dependent on the market’s acceptance of its products in order to ultimately generate future profitable operations, and the Company’s ability to secure sufficient financing to fund future operations. There can be no assurance that the Company’s products will be able to secure market acceptance. Management plans to raise additional equity financing to enable the company to complete its development plans.

The Company’s 2007 financing plan is structured to enable completion, commissioning and ramp-up of the Company’s first 200 tonne per day (“tpd”) BioOil manufacturing facility in Guelph. The plant is to be owned 100% by the Company and leased to Evolution Biofuels Inc., a company owned 20% by the Dynamotive. As well the Company expected to spend approximately $6 million on an upgrade and expansion of the plant in West Lorne. The core of the strategy surrounds market and project based equity financing that minimizes equity dilution while raising sufficient capital for operations and projects. In addition, the Company will seek asset backed debt financing if such facilities are available on reasonable commercial terms.

In connection with the Company’s West Lorne project upgrade and construction advances related to the 200 tpd plants, the Company has committed to outstanding construction commitments of approximately $4.8 million at June 30, 2007.

The Company’s funding plan for 2007 is structured so that equity placements explained above will maintain Company and project operations. Additionally, the Company contemplates a private placement and project finance strategy which, with other project funding and sales, are expected to fund the 200 tpd project(s) which are expected to be developed during 2007. Any delay in securing project funding for a project will delay the construction and commissioning of that project.

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2007 compared to the six-month period ended June 30, 2006

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the period:

Consulting fees and salaries of $475,473 for the quarter (2006 - $264,139) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $61,668 (2006 - $ nil) paid by stock based compensation. For the six month period ended June 30, 2007, consulting fees and salaries of $781,910 (2006 - $525,252) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $65,571 (2006 - $ nil) paid by stock based compensation.

As at June 30, 2007, there was $35,306 (2006 - $4,851) due from related parties and $1,845,326 (2006 -$635,162) due to related parties, which amounts are non-interest bearing, unsecured and due on demand.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transaction

Not applicable.

1.12 Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13 Changes in Accounting Policies including Initial Adoption

The Company adopted the following new Handbook Sections effective January 1, 2007:

  Section 1530, “Comprehensive Income”; and
  Section 3855, “Financial Instruments- Recognition and Measurement”

These new accounting standards provide requirements for the recognition and measurement of financial instruments. The standards have been adopted prospectively and the comparative interim consolidated financial statements have not been restated.

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2007 compared to the six-month period ended June 30, 2006

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Not applicable.

1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue (a) Capitalized or expensed exploration and development costs; Not applicable.

(b) expensed research and development costs;

Research and Development Expenses

Breakdown by major category:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
		(restated)		(restated)
	$	$	$	$
Material	44,396	291,595	232,707	663,948
Salary and benefits	149,905	143,300	160,979	323,185
Engineering and consulting fees	347,627	657,117	1,049,473	1,413,850
Miscellaneous costs	74,999	13,324	80,165	26,320
	616,927	1,105,336	1,523,324	2,427,303
Less: Product and services sales	(481)	(50,314)	(13,157)	(115,522)
Less: Government assistance programs	—	—	—	(235,909)
	616,446	1,055,022	1,510,167	2,075,872

(c) deferred development costs;

Not applicable.

(d) general and administration expenses;

Breakdown by major category:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
		(restated)		(restated)
	$	$	$	$
Office supplies, telephone, and insurance	149,548	145,977	283,979	250,832
Professional fees	475,306	224,204	790,793	454,759
Rent	107,448	38,670	194,786	91,956
General and admin. salaries and benefits	1,844,654	1,538,204	3,401,137	2,700,426
	2,576,956	1,947,055	4,670,695	3,497,973

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2007 compared to the six-month period ended June 30, 2006

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.3 Disclosure of Outstanding Share Data

The required disclosure is presented in the Notes to Consolidated Financial Statements.

All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain statements in this quarterly report may constitute “forward-looking” statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management’s current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as “may, expects, intends, anticipates, believes, estimates and forecasts” and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; the ability to provide capital requirements for product development, operations and marketing; and, our dependency on third party suppliers. Investors are expected to review the section in Management’s Discussion and Analysis in the 2006 Annual Report on Form 20-F entitled “Risk Factors” for a more complete discussion of factors that could affect Dynamotive’s future performance.

1.16 Corporate Governance

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and other key management personnel have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, the CEO and CFO have concluded that the design and operation of the Company’s disclosure controls and procedures were effective as at June 30, 2007, to provide reasonable assurance that all material financial information relating to the Company was made known to the CEO and CFO by others within the Company in order for them to complete their analysis and review of the financial position and results of the Company for the period ended June 30, 2007.

The Company evaluated the design and its internal controls over financial reporting as defined in Multilateral Instrument 52-109 for the period ended June 30, 2007 and based on this evaluation have determined these controls to be effective except as noted in the following paragraph.

This evaluation of the design of internal controls over financial reporting for the Company resulted in the identification of internal control deficiencies which are not atypical for a company of this size including lack of segregation of duties due to a limited number of employees dealing with accounting and financial matters and insufficient in-house expertise to deal with complex accounting, reporting, and taxation issues.

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2007 compared to the six-month period ended June 30, 2006

There have been no significant changes to the Company’s internal controls over financial reporting in the period ended June 30, 2007.

The MD&A was reviewed and approved by the Audit Committee and board of Directors and is effective as of August 24, 2007.